Exhibit 99.6
Form of Release to Stock Exchanges

INDEPENDENT Auditor’s Report ON THE AUDIT OF THE CONSOLIDATED FINANCIAL RESULTS

To The Board of Directors of INFOSYS Limited

Opinion

We have audited the accompanying Statement of Consolidated Financial Results of INFOSYS Limited (the “Company”) and its subsidiaries (the Company and its subsidiaries together referred to as the “Group”) for the quarter and nine months ended December 31, 2023, (the “Statement”) being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

i.	includes the results of the subsidiaries as given in the Annexure to this report;
ii.	is presented in accordance with the requirements of Regulation 33 of the Listing Regulations; and
iii.	gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the consolidated net profit and consolidated total comprehensive income and other financial information of the Group for the quarter and nine months ended December 31, 2023.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (“SA”s) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in Auditor’s Responsibilities for audit of the consolidated financial results section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the consolidated financial results for the quarter and nine months ended December 31, 2023 under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

As described in note 1(c) to the statement, certain costs relating to possible damages or claims relating to a cybersecurity incident in a subsidiary are indeterminable as at the date of this report because of reasons stated in the note. Our opinion is not modified in respect of this matter.

Management’s Responsibilities for the Consolidated Financial Results

The Statement which includes Consolidated financial results is the responsibility of the Company’s Board of Directors and has been approved by it for the issuance. The Statement has been compiled from the related audited interim condensed consolidated financial statements for the three and nine months ended December 31, 2023. This responsibility includes the preparation and presentation of the consolidated financial results for the quarter and nine months ended December 31, 2023 that give a true and fair view of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group in accordance with the recognition and measurement principles laid down in the Ind AS 34, prescribed under Section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The respective Boards of Directors/Trustees of entities included in the Group are responsible for maintenance of the adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated financial results by the Directors of the Company, as aforesaid.

In preparing the consolidated financial results, the respective Boards of Directors/Trustees of the entities included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Boards of Directors/Trustees either intend to liquidate their respective entities or to cease operations, or have no realistic alternative but to do so.

The respective Boards of Directors/Trustees of entities included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for Audit of the Consolidated Financial Results

Our objectives are to obtain reasonable assurance about whether the consolidated financial results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal financial control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of such controls.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.
•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the Listing Regulations.
•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the consolidated financial results, including the disclosures, and whether the consolidated financial results represent the underlying transactions and events in a manner that achieves fair presentation.
•	Perform procedures in accordance with the circular issued by the SEBI under Regulation 33(8) of the Listing Regulations to the extent applicable.
•	Obtain sufficient appropriate audit evidence regarding the Financial Information of the entities within the Group to express an opinion on the consolidated financial results. We are responsible for the direction, supervision and performance of the audit of financial information of such entities included in the consolidated financial results of which we are the independent auditors.

Materiality is the magnitude of misstatements in the consolidated financial results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the consolidated financial results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the consolidated financial results.

We communicate with those charged with governance of the Company and such other entities included in the consolidated financial results of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Place: Bengaluru Date: January 11, 2024	For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm's Registration No. 117366W/W-100018) Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN: 24039826BKCOCL8373

Annexure to Auditor’s Report

List of Entities:

1.	Infosys Technologies (China) Co. Limited
2.	Infosys Technologies S. de R. L. de C. V.
3.	Infosys Technologies (Sweden) AB
4.	Infosys Technologies (Shanghai) Company Limited
5.	Infosys Nova Holdings LLC.
6.	EdgeVerve Systems Limited
7.	Infosys Austria GmbH
8.	Skava Systems Private Limited (under liquidation)
9.	Infosys Chile SpA
10.	Infosys Arabia Limited (under liquidation)
11.	Infosys Consulting Ltda.
12.	Infosys Luxembourg S.a.r.l
13.	Infosys Americas Inc. (liquidated effective July 14, 2023)
14.	Infosys Public Services, Inc. USA
15.	Infosys BPM Limited
16.	Infosys (Czech Republic) Limited s.r.o.
17.	Infosys Poland Sp z.o.o
18.	Infosys McCamish Systems LLC
19.	Portland Group Pty Ltd
20.	Infosys BPO Americas LLC.
21.	Infosys Consulting Holding AG
22.	Infosys Management Consulting Pty Limited
23.	Infosys Consulting AG
24.	Infosys Consulting GmbH
25.	Infosys Consulting S.R.L (Romania)
26.	Infosys Consulting SAS
27.	Infy Consulting Company Ltd.
28.	Infy Consulting B.V.
29.	Infosys Consulting S.R.L (Argentina) (formerly a wholly-owned subsidiary of Infosys Consulting Holding AG) became the majority owned and controlled subsidiary of Infosys Limited with effect from April 1, 2022
30.	Infosys Consulting (Belgium) NV
31.	Panaya Inc.
32.	Infosys Financial Services GmbH (formerly known as Panaya GmbH) became a wholly owned subsidiary of Infosys Singapore Pte. Ltd with effect from February 23, 2023
33.	Panaya Ltd.
34.	Brilliant Basics Holdings Limited (under liquidation)
35.	Brilliant Basics Limited (under liquidation)
36.	Infosys Singapore Pte. Ltd. (formerly known as Infosys Consulting Pte. Ltd.)
37.	Infosys Middle East FZ LLC
38.	Fluido Oy
39.	Fluido Sweden AB (Extero)
40.	Fluido Norway A/S
41.	Fluido Denmark A/S
42.	Fluido Slovakia s.r.o
43.	Infosys Compaz Pte. Ltd.
44.	Infosys South Africa (Pty) Ltd
45.	WongDoody, Inc
46.	HIPUS Co., Ltd.
47.	Stater N.V.
48.	Stater Nederland B.V.
49.	Stater XXL B.V.
50.	HypoCasso B.V.
51.	Stater Participations B.V. (wholly owned subsidiary of Stater N.V. merged with Stater N.V. with effect from November 24, 2023)
52.	Stater Belgium N.V./S.A. (formerly a wholly owned subsidiary of Stater Participations B.V., became the wholly owned subsidiary of Stater N.V. with effect from November 24, 2023)
53.	Outbox systems Inc. dba Simplus (US)
54.	Simplus ANZ Pty Ltd.
55.	Simplus Australia Pty Ltd
56.	Simplus Philippines, Inc.
57.	Infosys Fluido UK, Ltd. (formerly Simplus U.K, Ltd)
58.	Infosys Fluido Ireland, Ltd. (formerly Simplus Ireland, Ltd)
59.	Infosys Limited Bulgaria EOOD
60.	Infosys BPM UK Limited
61.	Blue Acorn iCi Inc. (formerly known as Beringer Commerce Inc)
62.	Kaleidoscope Animations, Inc.
63.	Kaleidoscope Prototyping LLC (liquidated effective November 1, 2023)
64.	GuideVision s.r.o
65.	GuideVision Deutschland GmbH
66.	GuideVision Suomi Oy
67.	GuideVision Magyarorszag Kft
68.	GuideVision Polska Sp. z.o.o
69.	Infosys Business Solutions LLC
70.	Infosys Germany GmbH (formerly known as Kristall 247. GmbH)
71.	GuideVision UK Ltd (under liquidation)
72.	Infosys Turkey Bilgi Teknolojileri Limited Sirketi
73.	Infosys Germany Holding Gmbh
74.	Infosys Automotive and Mobility GmbH & Co. KG
75.	Stater GmbH
76.	Infosys Green Forum
77.	Infosys (Malaysia) SDN. BHD. (formerly Global Enterprise International (Malaysia) Sdn. Bhd.
78.	oddity space GmbH (acquired by Infosys Germany GmbH on April 20, 2022, merged into WongDoody GmbH (formerly known as oddity GmbH) with effect from September 29, 2023)
79.	oddity jungle GmbH (acquired by Infosys Germany GmbH on April 20, 2022, merged into WongDoody GmbH (formerly known as oddity GmbH) with effect from September 29, 2023)
80.	oddity waves GmbH (acquired by Infosys Germany GmbH on April 20, 2022, merged into WongDoody GmbH (formerly known as oddity GmbH) with effect from September 29, 2023)
81.	oddity group Services GmbH (acquired by Infosys Germany GmbH on April 20, 2022, merged into WongDoody GmbH (formerly known as oddity GmbH) with effect from September 29, 2023)
82.	oddity code GmbH (acquired by Infosys Germany GmbH on April 20, 2022, merged into WongDoody GmbH (formerly known as oddity GmbH) with effect from September 29, 2023)
83.	oddity code d.o.o. (renamed as WongDoody d.o.o) which was formerly a subsidiary of oddity Code GmbH acquired by Infosys Germany GmbH on April 20, 2022 has become a subsidiary of Wongdoody Gmbh (formerly known as oddity GmbH) with effect from September 29, 2023
84.	oddity GmbH renamed as WongDoody GmbH (acquired by Infosys Germany GmbH on April 20, 2022)
85.	oddity (Shanghai) Co. Ltd. (subsidiary of oddity GmbH) acquired by Infosys Germany GmbH on April 20, 2022
86.	oddity Limited (Taipei) (subsidiary of oddity GmbH) acquired by Infosys Germany GmbH on April 20, 2022
87.	Infosys Public Services Canada Inc. (a wholly owned subsidiary of Infosys Public Services Inc.) incorporated on July 8, 2022
88.	BASE life science A/S acquired by Infosys Singapore Pte. Ltd. (formerly known as Infosys Consulting Pte. Ltd.) on September 1, 2022
89.	BASE life science AG (a wholly owned subsidiary of BASE life science A/S) acquired by Infosys Singapore Pte. Ltd. (formerly known as Infosys Consulting Pte. Ltd.) on September 1, 2022
90.	BASE life science GmbH (a wholly owned subsidiary of BASE life science A/S) acquired by Infosys Singapore Pte. Ltd. (formerly known as Infosys Consulting Pte. Ltd.) on September 1, 2022
91.	BASE life science Ltd. (a wholly owned subsidiary of BASE life science A/S) acquired by Infosys Singapore Pte. Ltd. (formerly known as Infosys Consulting Pte. Ltd.) on September 1, 2022
92.	BASE life science S.A.S. (a wholly owned subsidiary of BASE life science A/S) acquired by Infosys Singapore Pte. Ltd. (formerly known as Infosys Consulting Pte. Ltd.) on September 1, 2022
93.	BASE life science S.r.l. (a wholly owned subsidiary of BASE life science A/S) acquired by Infosys Singapore Pte. Ltd. (formerly known as Infosys Consulting Pte. Ltd.) on September 1, 2022
94.	Innovisor Inc. (a wholly owned subsidiary of BASE life science A/S) acquired by Infosys Singapore Pte. Ltd. (formerly known as Infosys Consulting Pte. Ltd.) on September 1, 2022
95.	BASE life science Inc. (a wholly owned subsidiary of BASE life science A/S) acquired by Infosys Singapore Pte. Ltd. (formerly known as Infosys Consulting Pte. Ltd.) on September 1, 2022
96.	BASE life science SL. (a wholly owned subsidiary of BASE life science A/S) incorporated on September 6, 2022
97.	Panaya Germany GmbH, a wholly owned subsidiary of Panaya Inc. was incorporated on December 15, 2022
98.	Infosys Norway, a wholly owned subsidiary of Infosys Singapore Pte. Ltd. was incorporated on February 7, 2023
99.	Infosys BPM Canada Inc. (Wholly-owned subsidiary of Infosys BPM Limited) incorporated on August 11, 2023
100.	Danske IT and Support Services India Private Limited acquired by Infosys Limited on September 1, 2023
101.	Infosys Employees Welfare Trust
102.	Infosys Employee Benefits Trust
103.	Infosys Science Foundation
104.	Infosys Expanded Stock Ownership Trust

INDEPENDENT AUDITOR’S REPORT ON THE AUDIT OF THE STANDALONE FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Opinion

We have audited the accompanying Statement of Standalone Financial Results of INFOSYS LIMITED (the “Company”), for the quarter and nine months ended December 31, 2023, (the “Statement”), being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

a.	is presented in accordance with the requirements of Regulation 33 of the Listing Regulations; and
b.	gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the net profit and total comprehensive income, and other financial information of the Company for the quarter and nine months ended December 31, 2023.

Basis for Opinion

We conducted our audit of the Statement in accordance with the Standards on Auditing (“SA”s) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in Auditor’s Responsibilities for the Audit of the Standalone Financial Results section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the Standalone Financial Results for the quarter and nine months ended December 31, 2023 under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s Responsibilities for the Standalone Financial Results

The Statement, which includes the Standalone financial results is the responsibility of the Company’s Board of Directors, and has been approved by it for the issuance. The Statement has been compiled from the related audited interim condensed standalone financial statements for the three and nine months ended December 31, 2023. This responsibility includes the preparation and presentation of the standalone financial results for the quarter and nine months ended December 31, 2023 that give a true and fair view of the net profit and other comprehensive income and other financial information in accordance with the recognition and measurement principles laid down in Ind AS 34, prescribed under Section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone financial results that give a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the standalone financial results, the Board of Directors is responsible for assessing the Company’s ability, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors is also responsible for overseeing the financial reporting process of the Company.

Auditor’s Responsibilities for the Audit of the Standalone Financial Results

Our objectives are to obtain reasonable assurance about whether the standalone financial results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these standalone financial results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the standalone financial results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal financial control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of such controls.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.
•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the Listing Regulations.
•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the standalone financial results, including the disclosures, and whether the standalone financial results represent the underlying transactions and events in a manner that achieves fair presentation.
•	Obtain sufficient appropriate audit evidence regarding the standalone financial results of the Company to express an opinion on the standalone financial results.

Materiality is the magnitude of misstatements in the standalone financial results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the standalone financial results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the standalone financial results.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Place: Bengaluru Date: January 11, 2024	For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm's Registration No. 117366W/W-100018) Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN: 24039826BKCOCN5706

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2023 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2023	2023	2022	2023	2022	2023
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	38,821	38,994	38,318	115,748	109,326	146,767
Other income, net	789	632	769	1,982	2,030	2,701
Total Income	39,610	39,626	39,087	117,730	111,356	149,468
Expenses
Employee benefit expenses	20,651	20,796	20,272	62,228	58,048	78,359
Cost of technical sub-contractors	3,066	3,074	3,343	9,264	10,946	14,062
Travel expenses	387	439	360	1,288	1,099	1,525
Cost of software packages and others	3,722	3,387	3,085	9,828	8,017	10,902
Communication expenses	169	179	183	531	542	713
Consultancy and professional charges	504	387	401	1,237	1,296	1,684
Depreciation and amortisation expenses	1,176	1,166	1,125	3,515	3,104	4,225
Finance cost	131	138	80	360	202	284
Other expenses	1,185	1,292	1,307	3,731	3,246	4,392
Total expenses	30,991	30,858	30,156	91,982	86,500	116,146
Profit before tax	8,619	8,768	8,931	25,748	24,856	33,322
Tax expense:
Current tax	2,419	2,491	2,195	7,216	7,027	9,287
Deferred tax	87	62	150	258	(145)	(73)
Profit for the period	6,113	6,215	6,586	18,274	17,974	24,108

Other comprehensive income

Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	71	(64)	29	94	(17)	8
Equity instruments through other comprehensive income, net	(9)	40	1	31	8	(7)

Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	(46)	23	(57)	(17)	(43)	(7)
Exchange differences on translation of foreign operations	436	5	676	457	715	776
Fair value changes on investments, net	52	(20)	48	107	(298)	(256)
Total other comprehensive income/(loss), net of tax	504	(16)	697	672	365	514

Total comprehensive income for the period	6,617	6,199	7,283	18,946	18,339	24,622

Profit attributable to:
Owners of the company	6,106	6,212	6,586	18,264	17,967	24,095
Non-controlling interest	7	3	–	10	7	13
	6,113	6,215	6,586	18,274	17,974	24,108

Total comprehensive income attributable to:
Owners of the company	6,605	6,196	7,268	18,934	18,322	24,598
Non-controlling interest	12	3	15	12	17	24
	6,617	6,199	7,283	18,946	18,339	24,622

Paid up share capital (par value 5/- each, fully paid)	2,070	2,070	2,086	2,070	2,086	2,069
Other equity *#	73,338	73,338	73,252	73,338	73,252	73,338

Earnings per equity share (par value 5/- each)**
Basic (in per share)	14.76	15.01	15.72	44.13	42.85	57.63
Diluted (in per share)	14.74	14.99	15.70	44.08	42.79	57.54

*	Balances for the quarter and nine months ended December 31, 2023 and quarter ended September 30, 2023 represent balances as per the audited Balance Sheet as at March 31, 2023 and balances for the quarter and nine months ended December 31, 2022 represent balances as per the audited Balance Sheet as at March 31, 2022 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter and nine months ended December 31, 2023, quarter ended September 30, 2023 and quarter and nine months ended December 31, 2022.

#	Excludes non-controlling interest

1. Notes pertaining to the current quarter

a) The audited interim condensed consolidated financial statements for the quarter and nine months ended December 31, 2023 have been taken on record by the Board of Directors at its meeting held on January 11, 2024. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. These interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Board and Management changes

i) The Board, based on the recommendation of the Nomination and Remuneration Committee, considered and approved the re-appointment of Chitra Nayak (DIN - 09101763), as an Independent Director for the second term of three years from March 25, 2024 to March 24, 2027, subject to shareholders’ approval.

ii) The Board appointed Jayesh Sanghrajka as the Chief Financial Officer of the Company with effect from April 1, 2024.

iii) Nilanjan Roy resigned as the Chief Financial Officer of the Company. He will continue to be with Infosys till March 31, 2024 as the Chief Financial Officer. The Board placed on record its appreciation for the services rendered by him and for his contributions to the Company.

c) Update on McCamish Cybersecurity incident

In November 2023, Infosys McCamish Systems LLC (McCamish) a step down subsidiary of Infosys Limited, experienced a cybersecurity incident resulting in the non-availability of certain applications and systems. McCamish initiated its incident response and engaged cybersecurity and other specialists to assist in its investigation of and response to the incident and remediation and restoration of impacted applications and systems. By December 31, 2023, McCamish, with external specialists’ assistance, substantially remediated and restored the affected applications and systems.

Loss of contracted revenues and costs incurred with respect to remediations, restoration, communication efforts and others amounted to approximately 250 crore ($30 million).

Actions taken by McCamish included investigative analysis conducted by a third-party cybersecurity firm to determine, among other things, whether and the extent to which company or customer data was subject to unauthorized access or exfiltration. On the basis of analysis conducted by the cybersecurity firm, McCamish believes that certain data was exfiltrated by unauthorized third parties during the incident and this exfiltrated data included certain customer data. McCamish has engaged a third-party e-discovery vendor in assessing the extent and nature of such data. This review process is ongoing. McCamish may incur additional costs including indemnities or damages/claims, which are indeterminable at this time.

Infosys had previously communicated the occurence of this cybersecurity incident to BSE Limited, National Stock Exchange of India Limited, New York Stock Exchange and to United States Securities and Exchange Commission on November 3, 2023.

d) Proposed acquisition

On January 11, 2024, Infosys Limited entered into a definitive agreement to acquire 100% of the equity share capital in InSemi Technology Services Private Limited, a semiconductor design services company headquartered in India, for a consideration including earn-outs, and management incentives and retention bonuses totalling up to 280 crore (approximately $34 million) , subject to customary closing adjustments.

e) Update on stock grants

The Board, on January 11, 2024, based on the recommendations of the Nomination and Remuneration Committee, approved the annual time-based stock incentives in the form of Restricted Stock Units (RSUs) to Salil Parekh, CEO & MD having a market value of 3 crore as on the date of grant under the 2015 Stock Incentive Compensation Plan (2015 Plan) in accordance with the terms of his employment agreement. The RSUs will vest in line with the employment agreement. The RSUs will be granted w.e.f February 1, 2024 and the number of RSUs will be calculated based on the market price at the close of trading on February 1, 2024. The exercise price of RSUs will be equal to the par value of the share.

2. Information on dividends for the quarter and nine months ended December 31, 2023

The Board of Directors (in the meeting held on October 12, 2023) declared an interim dividend of 18/- per equity share. The record date for the payment was October 25, 2023 and the same was paid on November 6, 2023. The interim dividend declared in the previous year was 16.50/- per equity share.

 (in )

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2023	2023	2022	2023	2022	2023
Dividend per share (par value 5/- each)
Interim dividend	–	18.00	–	18.00	16.50	16.50
Final dividend	–	–	–	–	–	17.50

3. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2023	2023	2022	2023	2022	2023
Revenue by business segment
Financial Services (1)#	10,783	10,705	11,235	32,149	32,945	43,763
Retail (2)	5,649	5,913	5,480	17,075	15,667	21,204
Communication (3)	4,421	4,463	4,710	13,325	13,675	18,086
Energy, Utilities, Resources and Services	5,121	4,957	4,957	14,966	13,714	18,539
Manufacturing	5,786	5,574	5,099	16,710	13,957	19,035
Hi-Tech	2,985	3,053	3,095	9,095	8,878	11,867
Life Sciences (4)	2,954	3,050	2,695	8,753	7,404	10,085
All other segments (5)	1,122	1,279	1,047	3,675	3,086	4,188
Total	38,821	38,994	38,318	115,748	109,326	146,767
Less: Inter-segment revenue	–	–	–	–	–	–
Net revenue from operations	38,821	38,994	38,318	115,748	109,326	146,767
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (1)#	2,260	2,579	2,678	7,384	8,243	10,843
Retail (2)	1,715	1,674	1,646	5,018	4,761	6,396
Communication (3)	860	1,035	1,042	2,879	2,801	3,759
Energy, Utilities , Resources and Services	1,450	1,352	1,457	4,091	3,853	5,155
Manufacturing	1,110	1,033	1,035	3,116	2,212	3,113
Hi-Tech	758	788	813	2,349	2,209	2,959
Life Sciences (4)	766	799	684	2,266	1,861	2,566
All other segments (5)	218	180	12	538	192	339
Total	9,137	9,440	9,367	27,641	26,132	35,130
Less: Other Unallocable expenditure	1,176	1,166	1,125	3,515	3,104	4,225
Add: Unallocable other income	789	632	769	1,982	2,030	2,701
Less: Finance cost	131	138	80	360	202	284
Profit before tax and non-controlling interests	8,619	8,768	8,931	25,748	24,856	33,322

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

#	Includes impact on account of McCamish cybersecurity incident. Refer note 1.c) above.

Notes on segment information

Business segments

Based on the "management approach" as defined in Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

4. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2023	2023	2022	2023	2022	2023
Revenue from operations	32,491	32,629	32,389	96,932	93,483	124,014
Profit before tax	8,876	8,517	8,295	25,539	23,686	31,643
Profit for the period	6,552	6,245	6,210	18,754	17,364	23,268

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone condensed financial statements as stated.

By order of the Board for Infosys Limited

Bengaluru, India	Salil Parekh
January 11, 2024	Chief Executive Officer and Managing Director

The Board has also taken on record the condensed consolidated results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2023, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2023	2023	2022	2023	2022	2023
	Audited	Audited	Audited	Audited	Audited	Audited
Revenues	4,663	4,718	4,659	13,997	13,657	18,212
Cost of sales	3,274	3,271	3,230	9,755	9,544	12,709
Gross profit	1,389	1,447	1,429	4,242	4,113	5,503
Operating expenses	433	447	428	1,325	1,245	1,678
Operating profit	956	1,000	1,001	2,917	2,868	3,825
Other income, net	95	77	94	239	254	335
Finance cost	16	17	10	43	25	35
Profit before income taxes	1,035	1,060	1,085	3,113	3,097	4,125
Income tax expense	301	309	285	904	859	1,142
Net profit	734	751	800	2,209	2,238	2,983
Earnings per equity share *
Basic (in $ per share)	0.18	0.18	0.19	0.53	0.53	0.71
Diluted (in $ per share)	0.18	0.18	0.19	0.53	0.53	0.71
Total assets	15,606	15,689	15,226	15,606	15,226	15,312
Cash and cash equivalents and current investments	2,598	2,805	2,456	2,598	2,456	2,322

*	EPS is not annualized for the quarter and nine months ended December 31, 2023, quarter ended September 30, 2023 and quarter and nine months ended December 31, 2022.

Certain statements in this release concerning our future growth prospects, our future financial or operating performance, and the McCamish cybersecurity incident are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, our ability to attract and retain personnel, our transition to hybrid work model, economic uncertainties, technological innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, our corporate actions including acquisitions, the actual or anticipated findings of the ongoing assessment of the extent and nature of exfiltrated data in relation to the McCamish cybersecurity incident and customer reaction to such findings, and the amount of any additional costs, including indemnities or damages / claims, resulting from the McCamish cybersecurity incident. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2023. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Audited Results of Infosys Limited for the quarter and nine months ended December 31, 2023 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2023	2023	2022	2023	2022	2023
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	32,491	32,629	32,389	96,932	93,483	124,014
Other income, net	1,582	1,350	1,177	3,934	3,093	3,859
Total income	34,073	33,979	33,566	100,866	96,576	127,873
Expenses
Employee benefit expenses	16,304	16,435	16,395	49,092	47,182	62,764
Cost of technical sub-contractors	4,670	4,645	4,720	13,991	14,545	19,096
Travel expenses	296	345	284	1,001	892	1,227
Cost of software packages and others	1,811	1,809	1,728	4,793	4,339	5,214
Communication expenses	119	131	132	379	386	502
Consultancy and professional charges	282	275	280	772	975	1,236
Depreciation and amortisation expense	738	738	713	2,222	2,039	2,753
Finance cost	82	89	41	215	115	157
Other expenses	895	995	978	2,862	2,417	3,281
Total expenses	25,197	25,462	25,271	75,327	72,890	96,230
Profit before tax	8,876	8,517	8,295	25,539	23,686	31,643
Tax expense:
Current tax	2,231	2,180	1,916	6,476	6,261	8,167
Deferred tax	93	92	169	309	61	208
Profit for the period	6,552	6,245	6,210	18,754	17,364	23,268
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability / asset, net	73	(68)	28	92	(28)	(19)
Equity instruments through other comprehensive income, net	(9)	40	2	31	9	(6)

Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	(46)	23	(57)	(17)	(43)	(7)
Fair value changes on investments, net	49	(22)	42	95	(275)	(236)

Total other comprehensive income/ (loss), net of tax	67	(27)	15	201	(337)	(268)

Total comprehensive income for the period	6,619	6,218	6,225	18,955	17,027	23,000

Paid-up share capital (par value 5/- each fully paid)	2,075	2,075	2,091	2,075	2,091	2,074
Other Equity*	65,671	65,671	67,203	65,671	67,203	65,671
Earnings per equity share ( par value 5 /- each)**
Basic (in per share)	15.79	15.05	14.77	45.19	41.28	55.48
Diluted (in per share)	15.78	15.04	14.76	45.15	41.24	55.42

*	Balances for the quarter and nine months ended December 31, 2023 and quarter ended September 30, 2023 represent balances as per the audited Balance Sheet as at March 31, 2023 and balances for the quarter and nine months ended December 31, 2022 represent balances as per the audited Balance Sheet as at March 31, 2022 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015.

**	EPS is not annualized for the quarter and nine months ended December 31, 2023, quarter ended September 30, 2023 and quarter and nine months ended December 31, 2022.

1. Notes pertaining to the current quarter

a) The audited interim condensed standalone financial statements for the quarter and nine months ended December 31, 2023 have been taken on record by the Board of Directors at its meeting held on January 11, 2024. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. These interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Board and Management changes

i) The Board, based on the recommendation of the Nomination and Remuneration Committee, considered and approved the re-appointment of Chitra Nayak (DIN - 09101763), as an Independent Director for the second term of three years from March 25, 2024 to March 24, 2027, subject to shareholders’ approval.

ii) The Board appointed Jayesh Sanghrajka as the Chief Financial Officer of the Company with effect from April 1, 2024.

iii) Nilanjan Roy resigned as the Chief Financial Officer of the Company. He will continue to be with Infosys till March 31, 2024 as the Chief Financial Officer. The Board placed on record its appreciation for the services rendered by him and for his contributions to the Company.

c) Proposed acquisition

On January 11, 2024, Infosys Limited entered into a definitive agreement to acquire 100% of the equity share capital in InSemi Technology Services Private Limited, a semiconductor design services company headquartered in India, for a consideration including earn-outs, and management incentives and retention bonuses totalling up to 280 crore (approximately $34 million) , subject to customary closing adjustments.

d) Update on stock grants

The Board, on January 11, 2024, based on the recommendations of the Nomination and Remuneration Committee, approved the annual time-based stock incentives in the form of Restricted Stock Units (RSUs) to Salil Parekh, CEO & MD having a market value of 3 crore as on the date of grant under the 2015 Stock Incentive Compensation Plan (2015 Plan) in accordance with the terms of his employment agreement. The RSUs will vest in line with the employment agreement. The RSUs will be granted w.e.f February 1, 2024 and the number of RSUs will be calculated based on the market price at the close of trading on February 1, 2024. The exercise price of RSUs will be equal to the par value of the share.

2. Information on dividends for the quarter and nine months ended December 31, 2023

The Board of Directors (in the meeting held on October 12, 2023) declared an interim dividend of 18/- per equity share. The record date for the payment was October 25, 2023 and the same was paid on November 6, 2023. The interim dividend declared in the previous year was 16.50/- per equity share.

(in )

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2023	2023	2022	2023	2022	2023
Dividend per share (par value 5/- each)
Interim dividend	–	18.00	–	18.00	16.50	16.50
Final dividend	–	–	–	–	–	17.50

3. Segment Reporting

The Company publishes standalone financial statements along with the consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the Company has disclosed the segment information in the audited interim condensed consolidated financial statements. Accordingly, the segment information is given in the audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2023.

By order of the Board for Infosys Limited

Bengaluru, India	Salil Parekh
January 11, 2024	Chief Executive Officer and Managing Director

Certain statements in this release concerning our future growth prospects, our future financial or operating performance, and the McCamish cybersecurity incident are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, our ability to attract and retain personnel, our transition to hybrid work model, economic uncertainties, technological innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, our corporate actions including acquisitions, the actual or anticipated findings of the ongoing assessment of the extent and nature of exfiltrated data in relation to the McCamish cybersecurity incident and customer reaction to such findings, and the amount of any additional costs, including indemnities or damages / claims, resulting from the McCamish cybersecurity incident. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2023. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Extract of Consolidated Audited Financial Results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2023 prepared in compliance with the Indian Accounting Standards (Ind-AS)

( in crore except per equity share data)

Particulars	Quarter ended December 31,	Nine months ended December 31,	Quarter ended December 31,
	2023	2023	2022
Revenue from operations	38,821	115,748	38,318
Profit before tax	8,619	25,748	8,931
Profit for the period	6,113	18,274	6,586
Total comprehensive income for the period (comprising profit for the period after tax and other comprehensive income after tax)	6,617	18,946	7,283

Profit attributable to:
Owners of the company	6,106	18,264	6,586
Non-controlling interest	7	10	-
	6,113	18,274	6,586

Total comprehensive income attributable to:
Owners of the company	6,605	18,934	7,268
Non-controlling interest	12	12	15
	6,617	18,946	7,283

Paid-up share capital (par value 5/- each fully paid)	2,070	2,070	2,086
Other equity *#	73,338	73,338	73,252
Earnings per equity share (par value 5/- each)**
Basic (in per share)	14.76	44.13	15.72
Diluted (in per share)	14.74	44.08	15.70

*	Balances for the quarter and nine months ended December 31, 2023 represent balances as per the audited Balance Sheet as at March 31, 2023 and balances for the quarter ended December 31, 2022 represent balances as per the audited Balance Sheet as at March 31, 2022 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015
**	EPS is not annualized for the quarter and nine months ended December 31, 2023 and quarter ended December 31, 2022.

#	Excludes non-controlling interest

1. Notes pertaining to the current quarter

a) The audited interim condensed consolidated financial statements for the quarter and nine months ended December 31, 2023 have been taken on record by the Board of Directors at its meeting held on January 11, 2024. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. These interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Board and Management changes

i) The Board, based on the recommendation of the Nomination and Remuneration Committee, considered and approved the re-appointment of Chitra Nayak (DIN - 09101763), as an Independent Director for the second term of three years from March 25, 2024 to March 24, 2027, subject to shareholders’ approval.

ii) The Board appointed Jayesh Sanghrajka as the Chief Financial Officer of the Company with effect from April 1, 2024.

iii) Nilanjan Roy resigned as the Chief Financial Officer of the Company. He will continue to be with Infosys till March 31, 2024 as the Chief Financial Officer. The Board placed on record its appreciation for the services rendered by him and for his contributions to the Company.

c) Update on McCamish Cybersecurity incident

In November 2023, Infosys McCamish Systems LLC (McCamish) a step down subsidiary of Infosys Limited, experienced a cybersecurity incident resulting in the non-availability of certain applications and systems. McCamish initiated its incident response and engaged cybersecurity and other specialists to assist in its investigation of and response to the incident and remediation and restoration of impacted applications and systems. By December 31, 2023, McCamish, with external specialists’ assistance, substantially remediated and restored the affected applications and systems.

Loss of contracted revenues and costs incurred with respect to remediations, restoration, communication efforts and others amounted to approximately 250 crore ($30 million).

Actions taken by McCamish included investigative analysis conducted by a third-party cybersecurity firm to determine, among other things, whether and the extent to which company or customer data was subject to unauthorized access or exfiltration. On the basis of analysis conducted by the cybersecurity firm, McCamish believes that certain data was exfiltrated by unauthorized third parties during the incident and this exfiltrated data included certain customer data. McCamish has engaged a third-party e-discovery vendor in assessing the extent and nature of such data. This review process is ongoing. McCamish may incur additional costs including indemnities or damages/claims, which are indeterminable at this time.

Infosys had previously communicated the occurence of this cybersecurity incident to BSE Limited, National Stock Exchange of India Limited, New York Stock Exchange and to United States Securities and Exchange Commission on November 3, 2023.

d) Proposed acquisition

On January 11, 2024, Infosys Limited entered into a definitive agreement to acquire 100% of the equity share capital in InSemi Technology Services Private Limited, a semiconductor design services company headquartered in India, for a consideration including earn-outs, and management incentives and retention bonuses totalling up to 280 crore (approximately $34 million) , subject to customary closing adjustments.

e) Update on stock grants

The Board, on January 11, 2024, based on the recommendations of the Nomination and Remuneration Committee, approved the annual time-based stock incentives in the form of Restricted Stock Units (RSUs) to Salil Parekh, CEO & MD having a market value of 3 crore as on the date of grant under the 2015 Stock Incentive Compensation Plan (2015 Plan) in accordance with the terms of his employment agreement. The RSUs will vest in line with the employment agreement. The RSUs will be granted w.e.f February 1, 2024 and the number of RSUs will be calculated based on the market price at the close of trading on February 1, 2024. The exercise price of RSUs will be equal to the par value of the share.

2. Information on dividends for the quarter and nine months ended December 31, 2023

The Board of Directors (in the meeting held on October 12, 2023) declared an interim dividend of 18/- per equity share. The record date for the payment was October 25, 2023 and the same was paid on November 6, 2023. The interim dividend declared in the previous year was 16.50/- per equity share.

 (in )

Particulars	Quarter ended December 31,	Nine months ended December 31,	Quarter ended December 31,
	2023	2023	2022
Dividend per share (par value 5/- each)
Interim dividend	–	18.00	–
Final dividend	–	–	–

3. Audited financial results of Infosys Limited (Standalone information)

  (in crore)

Particulars	Quarter ended December 31,	Nine months ended December 31,	Quarter ended December 31,
	2023	2023	2022
Revenue from operations	32,491	96,932	32,389
Profit before tax	8,876	25,539	8,295
Profit for the period	6,552	18,754	6,210

The above is an extract of the detailed format of Quarterly audited financial results filed with Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Audited Financial Results are available on the Stock Exchange websites, www.nseindia.com and www.bseindia.com, and on the Company's website, www.infosys.com.

Certain statements in this release concerning our future growth prospects, our future financial or operating performance, and the McCamish cybersecurity incident are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, our ability to attract and retain personnel, our transition to hybrid work model, economic uncertainties, technological innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, our corporate actions including acquisitions, the actual or anticipated findings of the ongoing assessment of the extent and nature of exfiltrated data in relation to the McCamish cybersecurity incident and customer reaction to such findings, and the amount of any additional costs, including indemnities or damages / claims, resulting from the McCamish cybersecurity incident. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2023. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

By order of the Board for Infosys Limited

Bengaluru, India	Salil Parekh
January 11, 2024	Chief Executive Officer and Managing Director